UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Forum Energy Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34984V 100

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34984V 100

1	Name of Reporting Person Q-GT (V) Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 5,787,933(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,787,933(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,787,933(1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.35%(2)
12	Type of Reporting Person OO (Limited Liability Company

(1)	QEM V, LLC (“QEM V LLC”) is the managing member of Q-GT (V) Investment Partners, LLC (“Q-GT”). QEM V LLC may be deemed to share voting and dispositive power over the securities held by Q-GT and may also be deemed to be the beneficial owner of these securities. QEM V LLC disclaims beneficial ownership of such securities in excess of its pecuniary interest in the securities.
(2)	Based on 108,096,622 shares of Common Stock issued and outstanding as of October 31, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2017.

CUSIP NO. 34984V 100

1	Name of Reporting Person S. Wil VanLoh, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 5,787,933(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,787,933(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,787,933(1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.35%(2)
12	Type of Reporting Person IN

(1)	Any decision taken by QEM V LLC to vote, or to direct the voting of, and to dispose, or to direct the disposition of, the securities held by Q-GT would require the approval of a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by Q-GT and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities.
(2)	Based on 108,096,622 shares of Common Stock issued and outstanding as of October 31, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2017.

Item 1(a).	Name of issuer:

Forum Energy Technologies, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

920 Memorial City Way, Suite 1000

Houston, Texas 77024

Item 2(a).	Names of persons filing:

(i)    Q-GT (V) Investment Partners, LLC

(ii)    S. Wil VanLoh, Jr.

Item 2(b).	Address or principal business office or, if none, residence:

1401 McKinney Street, Suite 2700

Houston, Texas 77010

Item 2(c).	Citizenship:

(i)    Q-GT (V) Investment Partners, LLC is organized under the laws of the State of Delaware.

(ii)    S. Wil VanLoh, Jr. is a citizen of the United States.

Item 2(d).	Title of class of securities:

Common stock, par value $0.01 per share, of the Issuer.

Item 2(e).	CUSIP number:

34984V 100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Q-GT (V) INVESTMENT PARTNERS, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
Name:	S. Wil VanLoh, Jr.

EXHIBIT INDEX

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated October 12, 2017

*	Previously filed